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08032163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 52515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 FIFTH AVENUE, 15TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CURTIS LANE (212) 887-2113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAY 20 2008
Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 03 2008
THOMSON REUTERS

SEC Mail Processing Section
MAY 20 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **CURTIS LANE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MTS SECURITIES, LLC**, as of **DECEMBER 31**, 20**07**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DESIGNATED PRINCIPAL

Title

Danielle M. O'Hara

Notary Public

DANIELLE M. O'HARA
Notary Public - State of New York
No. 01OH6183205
Qualified in New York County
My Commission Expires March 10, 2012

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTS SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

NET CAPITAL		
Total member's equity		$ 513,909
DEDUCTIONS AND CHARGES		
Non-allowable assets:		
Advisory and consulting fees receivable	$ 65,000	
Deposit	835	
Deduction from total liabilities:		
Deferred tax liability	--	
TOTAL DEDUCTIONS AND CHARGES		65,835
NET CAPITAL		$ 448,074
AGGREGATE INDEBTEDNESS (A.I.)		
Due to Parent		$ --
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$ --
(b) Minimum net capital required of broker dealer		$ 5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 5,000
EXCESS NET CAPITAL		$ 443,074
EXCESS NET CAPITAL AT 1,000% (Net capital - 10% of A.I.)		$ 448,074
RATIO OF A. I. TO NET CAPITAL		0 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2007.

See independent auditors' report.

END